FIRST AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
CHUY’S HOLDINGS, INC.
This First Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Chuy’s Holdings, Inc. (the “Company”) was adopted by the Board of Directors, subject to stockholder approval, on April 27, 2023 and by the stockholders of the Company at the Company’s annual meeting of stockholders on July 27, 2023. This Amendment is effective as of July 27, 2023.
The Bylaws have been amended to add a new Bylaw 41 as follows:
41.     Exclusive Forum For Certain Litigation. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (c) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the Company’s Amended and Restated Certificate of Incorporation or these Bylaws; (d) any action or proceeding to interpret, apply, enforce or determine the validity of the Company’s Amended and Restated Certificate of Incorporation or these Bylaws (including any right, obligation, or remedy thereunder); (e) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (f) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.  This Bylaw 41 shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.
Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Bylaw 41.

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